UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

3 Temasek Avenue,

#18-01, Centennial Tower,

Singapore 039190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. This 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 as filed with the SEC on May 1, 2026 and subsequently amended on May 4, 2026, June 1, 2026 and July 1, 2026.

Annual General Meeting

On July 7, 2026, Genius Group Limited (the “Company”) held an Annual General Meeting at The Great Room, Stateroom Meeting Room, 3 Temasek Avenue, Level 18, Centennial Tower, Singapore 039190, at 3:00 p.m. (Singapore time) (the “AGM”), for the purpose of considering and if thought fit, passing, with or without amendments, the resolutions below:

Voting figures below reflect total votes cast, including Class A Ordinary Shares (one vote per share) and Class C Ordinary Shares (ten votes per share) in accordance with the Company’s Constitution.

PROPOSAL 1. To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial year ended 31 December 2025, together with the Auditor’s Report thereon.

For	Against	Total Votes
232,494,574	912,141	233,406,715
(99.61%)	(0.39%)

Based on the foregoing votes, Proposal 1 was approved.

PROPOSAL 2. To approve the payment of directors’ fees of USD $1,020,000 for the financial year ended 31 December 2025.

For	Against	Total Votes
226,146,369	4,468,243	230,614,612
(98.06%)	(1.94%)

Based on the foregoing votes, Proposal 2 was approved.

PROPOSAL 3. To re-elect Thomas Peter Power as a Director, who is retiring in accordance with Regulation 88 of the constitution of the Company.

For	Against	Total Votes
229,525,077	2,348,059	231,873,136
(98.99%)	(1.01%)

Based on the foregoing votes, Proposal 3 was approved.

PROPOSAL 4. To re-elect Eva Maria Mantziou as a Director, who is retiring in accordance with Regulation 88 of the Constitution.

For	Against	Total Votes
228,330,554	3,699,969	232,030,523
(98.41%)	(1.59%)

Based on the foregoing votes, Proposal 4 was approved.

PROPOSAL 5. To re-appoint Enrome LLP as the Auditor of the Company for the ensuing year and to authorise the Directors to fix their remuneration.

For	Against	Total Votes
231,222,272	1,255,052	232,477,324
(99.46%)	(0.54%)

Based on the foregoing votes, Proposal 5 was approved.

PROPOSAL 6. To authorize the Directors to allot and issue Class A Ordinary Shares.

For	Against	Total Votes
225,006,959	6,024,121	231,031,080
(97.39%)	(2.61%)

Based on the foregoing votes, Proposal 6 was approved.

PROPOSAL 7. To authorize the proposed Share Buyback Mandate.

For	Against	Total Votes
232,433,970	1,078,143	233,512,113
(99.54%)	(0.46%)

Based on the foregoing votes, Proposal 7 was approved.

PROPOSAL 8. Conditional Authority for Share Consolidation.

For	Against	Total Votes
223,148,618	7,942,415	231,091,033
(96.56%)	(3.44%)

Based on the foregoing votes, Proposal 8 was approved.

PROPOSAL 9. To authorize the Directors to allot and issue Class B Ordinary Shares, Class C Ordinary Shares and Preference Shares by special resolution.

For	Against	Total Votes
225,436,568	5,587,312	231,023,880
(97.58%)	(2.42%)

Based on the foregoing votes, Proposal 9 was approved.

PROPOSAL 10. To authorize the conversion of shares by special resolution.

For	Against	Total Votes
227,133,769	4,352,939	231,486,708
(98.12%)	(1.88%)

Based on the foregoing votes, Proposal 10 was approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: July 8, 2026
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)